(d)(2)(G)(i)

AMENDMENT TO SUB-ADVISORY AGREEMENT

among

VOYA INVESTORS TRUST,

DIRECTED SERVICES LLC

and

FRANKLIN ADVISERS, INC.

This Amendment, effective as of January 1, 2016, amends the Sub-Advisory Agreement (the “Agreement”) dated November 18, 2014, among Voya Investors Trust (the “Trust”), a Massachusetts business trust, Directed Services LLC (the “Adviser”), a Delaware limited liability company, and Franklin Advisers, Inc. (the “Sub-Adviser”), a corporation organized under the laws of the State of California.

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of January 1, 2016.

NOW, THEREFORE, the parties agree as follows:

1.              The Schedule A of the Agreement is hereby deleted and replaced with the Amended Schedule A attached hereto.

2.              Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.              In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized signatories as of the date and year first above written.

VOYA INVESTORS TRUST

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

DIRECTED SERVICES LLC

By:	/s/ Todd Modic
Todd Modic
Vice President

FRANKLIN ADVISERS, INC.

By:	/s/ Edward B. Jamieson

Name:	Edward B. Jamieson

Title:	President

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Franklin Advisers, Inc. (“Sub-Adviser”) to the following Series of Voya Investors Trust, pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
VY® Franklin Income Portfolio(1)	0.500% on first $100 million;
0.400% on next $150 million;
0.350% on next $250 million;
0.300% on next $450 million; and
0.250% thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

(1)         For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of the VY® Templeton Foreign Equity Portfolio, a series of Voya Partners, Inc., and VY® Templeton Global Growth Portfolio, a series of Voya Investors Trust, which are not parties to this Agreement.  The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Adviser/Manager based on relative net assets.